SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2005

Commission File Number 001-14485

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Sudeste Cellular Holding Company
(Translation of Registrant's name into English)

Praia de Botafogo, 501, 7o andar
22250-040 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A

COMMUNICATION

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A., a publicly-held company registered under n.º 02.558.129/0001-45 at the CNPJ (National Registry of Legal Entities), with head-office at Praia de Botafogo, 501, 7º andar, sala 701 – parte, Torre I, Rio de Janeiro-RJ, in compliance with Official Letter CVM/SEP/GEA-2/nº016/05, hereby communicates that the Company has decided not to call the shareholders' meeting for which the Call Notice was approved at the meeting of the Board of Directors held on May 26, 2003, since the Company decided, at that time, not to hold the referred shareholders' meeting. We further inform that any eventual calling of a shareholders' meeting for the purpose of making resolutions on any of the matters referred to in the Call Notice approved on May 26, 2003 and not used, shall be again submitted to the Board of Directors for approval and communicated to the market through the IPE system of the Brazilian Securities and Exchange Commission (CVM).

Rio de Janeiro, January 17, 2005.

Paulo Cesar Pereira Teixeira
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 20, 2005

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Paulo Cesar Pereira Teixeira
Paulo Cesar Pereira Teixeira Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.